

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2021

Donald Puglisi
Managing Director
Technology & Telecommunication Acquisition Corp
850 Library Ave., Suite 204
Newark, DE 19711

>   **Re: Technology & Telecommunication Acquisition Corp**
>   **Registration Statement on Form S-1**
>   **Filed December 22, 2021**
>   **File No. 333-261822**

Dear Mr. Puglisi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Rivera Melendez at 202-551-4182 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mitchell S. Nussbaum